Exhibit 17

Board of Directors
First National Energy Corporation
1551 Second Street
Sarasota FL 34236

Re:           Resignation and Surrender of Shares of First National Energy
Corporation (the “Company”)

Gentlemen:

I recently accepted a wonderful opportunity to upgrade my public service career path, but unfortunately the policies governing my new position will require that I not hold any service or equity positions with private enterprises such as the Company.

Accordingly, it is with deep regret that I send you this letter, resigning from all my positions with the Company, effective as of the below date.  I am also surrendering for cancellation with this letter all of the 296,400 restricted common shares of the Company that were issued to me last year, together with an assignment and stock power for the transfer agent.

As of the date of this resignation, I do not have any disagreement with the Company relating to its operations, policies or practices.  In fact, I have enjoyed my time working with all of you and wish you well as you move forward.

Dated: September 24, 2010

/s/ Doug Lindeblom
Doug Lindeblom